                                                                    EXHIBIT 13.1

         [THOMASTON MILLS LOGO]      NEWS
                                    RELEASE
================================================================================

                             SECOND QUARTER REPORT
                                      1998




TO THE SHAREHOLDERS:

Thomaston Mills returned to profitability for the second fiscal quarter ended December 27, 1997. The Company earned $335,000 net after taxes or $.05 per share for the quarter. Sales were $68,036,000, about even with the second quarter a year ago. Cost reduction efforts contributed to the improved results.

The Company has made progress, but we still have a long way to go. Capacity utilization continues to be our biggest challenge. The Company ran close to capacity in October, but capacity was under utilized in November and December. Denim pricing has slipped due to an oversupply of the fabric. Some denim production has been switched to greige twill which can be dyed on the New Dye Range.

Cotton prices have been inching down, and this should be helpful to the Company going forward. Several new accounts have been added in the Consumer Products area, and this will be beneficial when we begin shipping to these new accounts.

The Rattlers Brand Division has been sold to Eugene J. Rutter, Jr. in New Orleans, Louisiana, and we expect a smooth transition of that business to occur. Thomaston Mills will retain the Northside Building used for Rattlers products for future uses.

The management of Thomaston Mills is committed to continued improvement, and we are still optimistic that fiscal year ending June 1998 will be profitable for Thomaston Mills.

Sincerely,

/s/ Neil H. Hightower
---------------------
Neil H. Hightower
President and CEO

January 20, 1998


                             THOMASTON MILLS, INC.
                              POST OFFICE BOX 311
                         THOMASTON, GEORGIA 30286-0004

                            THOMASTON MILLS, INC.

                       CONDENSED STATEMENTS OF OPERATIONS
                  (Dollars in Thousands except Per share Data)
                                  (Unaudited)

                                       Three Months Ended              Six Months Ended
                                   DECEMBER 27,   December 28,      DECEMBER 27,    December 28,
                                       1997          1996              1997            1996
------------------------------------------------------------------------------------------------

Net sales                             $  68,036   $  68,172           $  141,248     $  137,085
Cost of sales                            61,438      63,518              132,743        128,367
------------------------------------------------------------------------------------------------
                                          6,598       4,654                8,505          8,718
Selling, general and
administrative expenses                   4,915       4,913               10,069         10,132
Other income (expense)-net                   72         100                  175            163
------------------------------------------------------------------------------------------------
                                          1,755        (159)              (1,389)        (1,251)
Interest expense                          1,215         957                2,542          1,786
------------------------------------------------------------------------------------------------
Income (loss) before income taxes           540      (1,116)              (3,931)        (3,037)
Provision for income taxes (benefit)        205        (424)              (1,494)        (1,154)
------------------------------------------------------------------------------------------------
Net income (loss)                     $     335   $    (692)          $   (2,437)    $   (1,883)
================================================================================================
Average Number of Shares              6,551,466   6,547,579            6,539,996      6,546,744
 Basic and diluted earnings
  (loss) per share                    $  0.0500   $ (0.1100)          $  (0.3700)    $  (0.2900)
 Dividends paid per share             $  0.0750   $  0.0750           $   0.1500     $   0.1500
================================================================================================


                            CONDENSED BALANCE SHEETS
                             (Dollars in Thousands)
                                  (Unaudited)

                                                          DECEMBER 27,  December 28,
                                                             1997          1996
-----------------------------------------------------------------------------------
ASSETS
Current Assets
 Cash and cash equivalents                                   $    1,369  $    1,942
 Accounts receivable                                             39,682      44,800
  Less allowance for uncollectible accounts                        (500)       (415)
 Inventories                                                     57,938      49,436
 Other current assets                                             5,182       2,743
-----------------------------------------------------------------------------------
     Total Current Assets                                       103,671      98,506

Property, Plant and Equipment                                   250,896     236,056
 Less allowance for depreciation                               (163,645)   (151,748)
 Other assets                                                     2,383       2,120
-----------------------------------------------------------------------------------
                                                            $   193,305   $ 184,934
===================================================================================
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
 Accounts payable                                           $     8,967   $   7,440
 Accrued liabilities                                              8,331       7,052
 Current portion of capital lease obligations                       351         376
 Current portion of long-term debt                                2,648       2,648
----------------------------------------------------------------------- -----------
     Total Current Liabilities                                   20,297      17,516

Obligations under capital leases                                  1,529       1,294
Long-term debt                                                   68,659      52,807
Deferred income taxes                                             5,758       6,874
Other liabilities                                                 1,019         236
Shareholders' Equity                                             96,043     106,207
----------------------------------------------------------------------- -----------
                                                            $   193,305    $184,934
===================================================================================